UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K (“Amendment No. 1) is being filed by Vision Marine Technologies Inc. (the “Company”) as an amendment to the Form 6-K dated July 11, 2025 (the “Original 6-K”). The purpose of this Amendment No. 1 is to incorporate the Company’s pro-forma combined financials as attached in Exhibit 99.3.

Other than as expressly set forth above, this Amendment No. 1 to Form 6-K does not, and does not purport to, amend, update or restate the information in any other item of or exhibit to the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

The information contained in this Report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-267893), Registration Statement on Form F-3 (File No. 333-274882), Registration Statement on Form F - 3 (File No.333 - 284423) and Registration Statement on Form S-8 (File No. 333-264089).

Exhibit No.	Exhibit
99.1**

Condensed Interim Consolidated Financial Statements for the three-month and nine-month periods ended May 31, 2025 and 2024 (incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed on July 11, 2025)

99.2**	Management’s Discussion and Analysis for the three-month and nine-month periods ended May 31, 2025 (incorporated by reference to Exhibit 99.2 to the report on Form 6-K filed on July 11, 2025)
99.3*	Unaudited Pro Forma Combined Financial Statements for the nine months ended May 31, 2025
99.4**	Form 52-109F2 Certification of Interim Filings - CEO (incorporated by reference to Exhibit 99.3 to the report on Form 6-K filed on July 11, 2025)
99.5**	Form 52-109F2 Certification of Interim Filings - CFO (incorporated by reference to Exhibit 99.4 to the report on Form 6-K filed on July 11, 2025)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Filed herein

** Previously filed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: July 22, 2025	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer